UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number 001-36353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan
515 Eastern Avenue
Allegan, MI 49010

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company plc
Treasury Building
Lower Grand Canal St.
Dublin 2, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date: June 26, 2014                /s/ Judy L. Brown
Judy L. Brown
Executive Vice President and Chief Financial Officer
Perrigo Company plc

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Retirement Plan Committee
Perrigo Company Profit-Sharing and Investment Plan
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of the Perrigo Company Profit-Sharing and Investment Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 26, 2014

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31,	2013	2012

Investments, at fair value:
Mutual funds	$409,067,651	$345,681,520
Perrigo Company plc ordinary shares*	87,925,800	63,670,530
Common/collective trusts	90,317,191	44,863,759
Money market fund	46,212,896	39,214,288

Total investments, at fair value	633,523,538	493,430,097

Receivables:
Employer profit-sharing contributions	12,304,053	12,653,850
Notes receivable from participants	9,992,834	9,103,677
Employer match contributions	305,369	259,106

Total receivables	22,602,256	22,016,633

Net Assets Available for Benefits	$656,125,794	$515,446,730
See accompanying notes to financial statements.
* Represents Perrigo Company Common Stock for the 2012 plan year.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Year ended December 31,	2013	2012

Additions
Contributions:
Participant	$30,246,836	$25,064,143
Employer	22,137,616	21,604,988
Interest from notes receivable from participants	405,529	357,944
Investment income:
Interest income from money market fund	339,635	254,548
Net gain from mutual funds	74,914,280	35,569,176
Net gain from common/collective trusts	16,260,257	4,156,574
Net gain from Perrigo Company plc ordinary shares*	29,326,059	4,454,068

Total additions	173,630,212	91,461,441

Deductions
Distribution of benefits to participants	32,931,277	17,479,105
Administrative fees	65,131	60,835

Total deductions	32,996,408	17,539,940

Net increase prior to transfer	140,633,804	73,921,501

Transfer in from another plan (Note 8)	45,260	40,185,964

Net increase	140,679,064	114,107,465

Net Assets Available for Benefits, beginning of year	515,446,730	401,339,265

Net Assets Available for Benefits, end of year	$656,125,794	$515,446,730
See accompanying notes to financial statements.
* Represents Perrigo Company Common Stock for the 2012 plan year.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

1.    Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan's provisions.

General

Perrigo Company plc (formerly known as Perrigo Company Limited, and prior thereto, Blisfont Limited) ("Perrigo"), was incorporated under the laws of Ireland on June 28, 2013, and became the successor registrant of Perrigo Company on December 18, 2013 in connection with the consummation of the acquisition of Elan Corporation, plc ("Elan"). The Plan is a defined contribution plan in which substantially all U.S. employees of Perrigo Company, L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo New York, Inc., Perrigo Holland, Inc., PBM Holdings, Inc., Paddock Laboratories, LLC, CanAm Care, LLC ("CanAm") and Sergeant's Pet Care Products, Inc. ("Sergeant's"), (collectively, the "Company" or "Employer") are eligible to participate. The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee's date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 4% of a participant's eligible compensation, as defined in the Plan document, and is invested in the MFS Global Total Return Fund. Automatic enrollment occurs 45 days after the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 10%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more than the 4% default contribution as well as choose their own investment elections offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Retirement Plan Committee (the "Committee").

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service ("IRS") limitations for the Plan year. The total IRS limit was $17,500 for the 2013 Plan year and $17,000 for the 2012 Plan year. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional "catch up" contribution, not to exceed the IRS limit of $5,500 for Plan years 2013 and 2012. Participants may also make a Roth contribution on an after-tax basis.

The Company may match employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective immediately to new hires participating in the Plan. The Company has the right under the Plan to discontinue such contributions at any time.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nondiscretionary contribution of 3% of an employee's eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of Perrigo. Employees are eligible as of their date of hire to receive these Employer profit-sharing contributions, which are deposited in the eligible employee's investment account after the end of each Plan year. The Employer profit-sharing contribution amounts approved for Plan years ended December 31, 2013 and 2012 were $12,304,053 and $12,653,850, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer matching, Employer discretionary and nondiscretionary profit-sharing contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Currently, the Plan offers mutual funds, common/collective trusts, a money market fund and Perrigo's ordinary shares as investment

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

options for Plan participants. Participants elect which of these investment options meet their risk and return objectives.

Vesting

Amounts credited to a participant's investment account relating to participant contributions and Employer matching and profit-sharing contributions are 100% vested at all times.

Notes Receivable from Participants

With the consent of the Committee, participants may borrow from their investment accounts, as defined in the Plan, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral account and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 4.25% to 10.5% on outstanding loans at December 31, 2013. The loans are repaid ratably through payroll deductions. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to 10% federal income tax penalty, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a standard withdrawal, provided that the participant has reached 59 and one half years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, participants may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan, or postpone distribution until such time they are required.

Forfeitures

There were no forfeited non-vested amounts reallocated to remaining Plan participants in Plan year 2013, while there was $21,451 for Plan year 2012 reallocated to remaining Plan participants. There were no unallocated non-vested forfeiture amounts for Plan year 2013, while there was $44,169 for Plan year 2012.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses in the form of loan fees are deducted directly from the participants' accounts.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Risks and Uncertainties

Participants in the Plan invest in various investment securities. Investment securities, including Perrigo's ordinary shares, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Concentration of Investments

Investments at December 31, 2013 included Perrigo ordinary shares amounting to $87,925,800 and, at December 31, 2012, shares of common stock of Perrigo Company, Perrigo's predecessor, amounting to $63,670,530. This investment represented approximately 14% and 13% of total investments at December 31, 2013 and 2012, respectively. A significant decline in the market value of Perrigo's stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investments are stated at fair value. See Note 4 for discussion of fair value measurements.

Payment of Benefits

Distribution of benefits are recorded when paid.

3.    Assets in Trust Fund

Under the terms of the trust agreement with Mercer Trust Company (the “Trustee”), the Trustee manages the trust fund on behalf of the Plan. The Trustee has no discretionary investment authority over the investment options made available to participants under the Plan, including the investments in Perrigo's ordinary shares. Each participant is entitled to exercise voting rights attributable to the shares in Perrigo's ordinary shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.    Investments

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Mutual funds and money market fund: Valued at quoted market prices in an exchange and active market, which represent the net asset values ("NAV") of shares held by the Plan and are classified as Level 1 investments.

Common/collective trusts: The fair values of the Plan's interest in common/collective trusts ("CCTs") are based on NAV reported by the fund manager as of the financial statement date and recent transaction prices. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the CCTs are classified as Level 2 investments. The CCTs seek to approximate the risk and return characterized by the S&P 500 Index, S&P Midcap 400 Index, Russell 2000 Index, and the MSCI ACWI ex-US Index. To achieve its objective, each trust employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. For market segments where full replication is not practical or cost effective, a sampling technique is used. The trusts may make limited use of futures and/or options for the purpose of maintaining equity exposure.

Perrigo Company plc ordinary shares and Perrigo Company common stock: Valued at the closing price reported on the active market on which the security is traded and is classified as a Level 1 investment.

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between Level 1 and Level 2 investments during 2013 or 2012.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

The tables below set forth by level within the fair value hierarchy the Plan's investments.

	Fair Value Measurements

December 31, 2013	Level 1	Level 2	Level 3	Total

Mutual funds:
Large - multicap domestic funds	$103,348,386	$—	$—	$103,348,386
Income/bond funds	68,436,733	—	—	68,436,733
Small cap domestic funds	67,068,249	—	—	67,068,249
Mid Cap asset funds	51,346,436	—	—	51,346,436
Mixed asset funds	54,136,158	—	—	54,136,158
Global funds	64,731,689	—	—	64,731,689

Total mutual funds	409,067,651	—	—	409,067,651

Common/Collective trusts:
Large/MultiCap Domestic Equity	—	52,317,554	—	52,317,554
Mid Cap Domestic Equity	—	12,575,672	—	12,575,672
Income/Bond	—	1,502,730	—	1,502,730
Small Cap Domestic Equity	—	8,962,551	—	8,962,551
Global/International	—	14,958,684	—	14,958,684

Total common/collective trusts	—	90,317,191	—	90,317,191

Perrigo Company plc ordinary shares	87,925,800	—	—	87,925,800
Money market fund	46,212,896	—	—	46,212,896

Investments, at fair value	$543,206,347	$90,317,191	$—	$633,523,538

	Fair Value Measurements

December 31, 2012	Level 1	Level 2	Level 3	Total

Mutual funds:
Large - multicap domestic funds	$116,444,187	$—	$—	$116,444,187
Income/bond funds	71,841,620	—	—	71,841,620
Small cap domestic funds	62,055,948	—	—	62,055,948
Mixed asset funds	47,785,078	—	—	47,785,078
Global funds	47,554,687	—	—	47,554,687

Total mutual funds	345,681,520	—	—	345,681,520

Common/Collective trusts:
Large/MultiCap Domestic Equity	—	33,848,983	—	33,848,983
Mid Cap Domestic Equity	—	4,835,771	—	4,835,771
Income/Bond	—	1,560,275	—	1,560,275
Small Cap Domestic Equity	—	4,270,980	—	4,270,980
Global/International	—	347,750	—	347,750

Total common/collective trusts	—	44,863,759	—	44,863,759

Perrigo Company common stock	63,670,530	—	—	63,670,530
Money market fund	39,214,288	—	—	39,214,288

Investments, at fair value	$448,566,338	$44,863,759	$—	$493,430,097

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31, 2013	December 31, 2012
Vanguard Prime Money Market Fund	$46,212,896	39,214,288

Mutual funds:
Pimco Total Return Fund	61,876,395	61,886,860
MFS Global Total Return R5	54,136,158	47,785,078
Harbor Capital Appreciation Fund	53,016,894	40,377,037
T. Rowe Price Equity Income Fund	50,331,492	*
Prudential Jennison Mid Cap Growth Fund	43,131,523	*
Neuberger & Berman Genesis Fund R6	32,679,766	*
Blackrock Basic Value Fund	—	39,289,931
MSIF Trust Mid Cap Growth Fund	—	36,777,219
Neuberger & Berman Genesis Fund	—	35,152,095
Harbor International Fund	39,105,943	28,960,993

NT Collective S&P 500 Index Fund	52,317,554	33,848,983

Perrigo Company plc ordinary shares **	87,925,800	63,670,530
* Fund not available in the 2012 plan year
** Represents Perrigo Company common stock for the 2012 plan year

5.    Related Party Transactions

Party-in-interest transactions included the investments in the ordinary shares of Perrigo Company plc and the investment funds in the Trustee. Such transactions are exempt from being prohibited transactions.

6.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.    Income Tax Status

The Plan obtained its latest determination letter on April 30, 2014, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

8.    Transfer of Plan Assets

The Company acquired Sergeants Pet Care Products, Inc. during the 2012 Plan year. During the 2013 Plan year, $45,260 of participant loans were transferred into the Plan from the Sergeant's Pet Care Products, Inc. 401(k) Plan.

The Company acquired Paddock Laboratories, LLC ("Paddock") during the 2011 Plan year and as part of this acquisition, the Committee approved the merger of the Paddock Laboratories, Inc. 401(k) Profit Sharing Trust ("Paddock Plan") into the Plan. As of December 7, 2012, the investment assets of the Paddock Plan, $39,058,384, were liquidated and were received by the Plan.  In addition, participant loan transfers in the amount of $1,127,580 were transferred into the Plan and were included in notes receivable from participant on the statement of net assets available for benefits as of December 31, 2012. The employees of Paddock became eligible to participate in the Plan effective August 11, 2011.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2799573
Plan Number: 003

December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Money market fund
	Vanguard Prime Money Market Fund	46,212,896	shares	**	$46,212,896

	Mutual funds
	Pimco Total Return Fund	5,786,787	shares	**	61,876,395
	MFS Global Total Return R5	3,327,361	shares	**	54,136,158
	Harbor Capital Appreciation Fund	935,207	shares	**	53,016,894
	Harbor International Fund	550,710	shares	**	39,105,943
	PIMCO Global Bond Inst'l	439,498	shares	**	4,082,938
	T. Rowe Price Equity Income Fund	1,532,628	shares	**	50,331,492
	JP Morgan Mid Cap Value Inst'l	233,910	shares	**	8,214,913
	Prudential Jennison Mid Cap Growth Fund	1,063,663	shares	**	43,131,523
	Target Small Capitalization Value	176,988	shares	**	4,750,356
	Neuberger & Berman Genesis Fund R6	527,945	shares	**	32,679,766
	Janus Triton Fund N Class	1,243,732	shares	**	29,638,127
	Columbia Management Acorn Fund International	236,737	shares	**	11,050,878
	Vanguard Inflation Protected Securities Fund	257,571	shares	**	6,560,338
	MFS International Growth Fund	373,113	shares	**	10,491,930
					409,067,651

	Common/collective trusts
	NT Collective S&P 500 Index Fund	215,662	units	**	52,317,554
	State Street Global Advisors U.S.	121,042	units	**	1,502,730
	State Street Global Advisors Russell 2000	422,802	units	**	8,962,551
	SSGA S&P Midcap Index Non-lending	524,052	units	**	12,575,672
	Northern Trust MSCI ACWI EX U.S.	103,106	units	**	14,958,684
					90,317,191

	Ordinary shares
*	Perrigo Company plc ordinary shares	572,956	shares	**	87,925,800

*	Participant loans	(4.25% - 10.5%)		**	9,992,834

	Total				$643,516,372

* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit Number    Description

23    Consent of BDO USA, LLP